Bryan Cave LLP 120 Broadway, Suite 300 Santa Monica, CA 90401-2386 Tel (310) 576-2100 Fax (310) 576-2200 www.bryancave.com
February 14, 2007
VIA EDGAR and U.S. MAIL
J. Todd Sherman
Staff Accountant
Division of Corporation Finance
U. S. Securities and Exchange Commission
Station Place
100 F Street N.E.
Washington, DC 20549-7010
Re:	National Quality Care, Inc. Item 4.01 Form 8-K Filed February 8, 2007 File No. 000-19031
Dear Mr. Sherman:
National Quality Care, Inc., a Delaware corporation (the “Company”), is in receipt of the Staff’s letter dated February 8, 2007 (the “Letter”), regarding the Staff’s review of, and comment on, the Company’s Form 8-K filed on February 8, 2007. For convenience, we have reproduced the Staff’s comments in full below, and each comment is followed by the Company’s response. This letter is being faxed to you, sent via U.S. mail and will be filed on EDGAR tagged as correspondence.
Item 4.01
1.	Please amend your filing to state whether the principal accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles as required by Item 304(a)(1)(ii) of Regulation S-B.
     Response: The Company has amended its filing to state that its principal accountant’s report on the Company’s consolidated financial statements as of and for the two most recent fiscal years did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles.

J. Todd Sherman
February 14, 2007

2.	Please amend your filing to state whether the decision to change accountants was recommended or approved by the audit committee of the board of directors, if the issuer has such a committee; or the board of directors, if the issuer has no such committee as required by Item 304(a)(1)(iii) of Regulation S-B.
     Response: The Company’s amended filing states that the Audit Committee of the Company’s Board of Directors approved the engagement of PMB Helin Donovan, LLP to serve as the Company’s independent registered public accounting firm.
3.	Please amend your filing and state whether during the registrant’s two most recent fiscal years and any subsequent interim period preceding the change in accountants, there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. Please refer to Item 304(a)(1)(iv) of Regulation S-B.
     Response: The Company has amended its filing to indicate that during the Company’s two most recent fiscal years and through any subsequent interim period preceding the change in accountants, there were no disagreements with the accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the accountants, would have caused the accountants to make reference to the subject matter of the disagreements in connection with its report.
4.	Please file as Exhibit 16 a letter from your former accountant, indicating whether or not they agree with your revised disclosures in your amended form 8-K as required by Item 304(a)(3) of Regulation S-B. Additionally, please ensure that your former accountant addresses National Quality Care, Inc. in its letter.
     Response: The Company has amended its filing to attach, as Exhibit 16.1, a letter from the Company’s former accountant indicating that it has reviewed the disclosures included in the amended Form 8-K and that it agrees with the revised disclosure insofar as the disclosure relates to the former accountant.
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J. Todd Sherman
February 14, 2007

We respectfully submit that the disclosures discussed above adequately address your comments.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any preceding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please contact the undersigned at 310-576-2161.
Very truly yours,

/s/ David G. Andersen

David G. Andersen
MRM:ccb
Copy to: Robert M. Snukal